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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-51631

WIDERTHAN CO., LTD.

(Exact name of registrant as specified in its charter)
17F, K1 REIT Building, 463 Chungjeong-ro-3-ga, Seodaemun-gu, Seoul 120-709, Korea 82(2) 2014-5005

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, par value (Won) 500 per share
American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☐	Rule 12h-3(b)(l)(i)	☐
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(l)(ii)	☐
Rule 12g-4(a)(2)(i)	☑	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	170
     Pursuant to the requirements of the Securities Exchange Act of 1934 WiderThan Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 7, 2006	By:	/s/ Dan Nemo

Name: Dan Nemo
Title: Senior Vice President and General Counsel